FORM 4                                        OMB APPROVAL

[ ] Check this box if no longer               OMB Number:  3235-0362
    subject to Section 16.  Form 4            Expires:  September 30,1998
    or Form 5 obligations may continue        Estimated average burden
    See Instruction 1(b).                     hours per response - 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    Robin L. Farkas
    c/o Insignia/ESG Holdings, Inc.
    200 Park Avenue
    New York, NY  10166

2.  Issuer name and Ticker or Trading Symbol
    Insignia/ESG Holdings, Inc. (NYSE:IEG)

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    Line intentionally left blank

4.  Statement for Month/Year
    September 1998

5.  If Amendment, Date of Original
    Line intentionally left blank

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)
    [x] Director                     [ ] 10% Owner
    [ ] Officer (give title below)   [ ] Other (specify below)

7.  Individual or Joint/Group Filing
    [x] Form filed by One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)
    Common Stock

2.  Transaction Date (Month/Day/Year)
    Line purposely left blank

3.  Transaction Code (Instr. 8):
        Code       V
        Line purposely left blank

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5):
    Amount           (A) or (D)               Price

    Line purposely left blank

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
        29,765(1)
       117,504(1)
         6,666(1)
        10,682(1)

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
    D
    I
    I
    I

7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    Line purposely left blank
    As partner of general partnership
    By spouse(2)
    (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type
Responses)

                   Table II - Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)
    Stock Option (right to buy)

2.  Conversion or Exercise Price of Derivative Security
    $12.625

3.  Transaction Date (Month/Day/Year)
    9/21/98

4.  Transaction Code (Instr. 8):
        Code             V
         A               V

5.  Number of Derivative Securities Acquired (A) or
    Disposed of (D) (Instr. 3, 4, and 5)
            (A)          (D)
            20,000

6.  Date Exercisable and Expiration Date (Month/Day/Year)
        Date Exercisable             Expiration Date
            (4)                              9/21/03

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                            Amount or Number of Shares
    Common Stock                     20,000

8.  Price of Derivative Security (Instr. 5)
    Line intentionally left blank

9.  Number of Derivative Securities Beneficially Owned at
    End of Month (Instr. 4)
    20,000

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I) (Instr. 4) D

11. Nature of Indirect Beneficial Ownership (Instr. 4)
    Line intentionally left blank

[FN]

Explanation of Responses:

(1) The shares of common stock, par value $.01 per share ("Holdings Common Stock"), of Insignia/ESG Holdings, Inc. ("Holdings") were acquired in the distribution (the "Spin-Off") by Insignia Financial Group, Inc. ("Insignia") of the Holdings Common Stock to stockholders of Insignia on September 15, 1995, the record date for the Spin-Off. The Spin-Off occurred on September 21, 1998.

(2) This filing shall not be deemed an admission that Mr. Farkas is, for purposes of Section 16 of the Securities Exchange Act of 1934, the beneficial owner of the Holdings Common Stock owned by his spouse.

(3) As an owner of a 1.8182% limited partner interest in Metropolitan Acquisition Partners IV, L.P.

(4) The option vests in five equal annual installments beginning on March 22, 1999.


/s/ Robin L. Farkas                     10/13/98
----------------------------------      --------
    Robin L. Farkas                       Date
    Signature of Reporting Persons


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         SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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